Exhibit 99.4

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Years Ended December 31,
(Amounts in millions of euros)	2012	2011	2010	2009	2008
	(unaudited)
Net income	10,694	12,276	10,571	8,447	10,590
Income tax expenses	13,066	14,073	10,228	7,751	14,146
Non-controlling interests	147	305	236	182	363
Equity in income of affiliates (in excess of)/ less than dividends received	211	(107)	(470)	(378)	(311)
Interest expensed	504	619	416	450	779
Estimate of the interest within rental expense	260	215	202	204	142
Amortization of capitalized interest	177	201	239	129	115

Total	25,059	27,582	21,422	16,785	25,824

Interest expensed	504	619	416	450	779
Capitalized interest	259	176	118	141	317
Estimate of the interest within rental expense	260	215	202	204	142
Preference security dividend requirements of consolidated subsidiaries	—	—	—	—	—

Fixed charges	1,023	1,010	736	795	1,238

Ratio of earnings to fixed charges	24.50	27.31	29.11	21.11	20.86